UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Randall M. Ruhlman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 866,072
	8	SHARED VOTING POWER 281,538
	9	SOLE DISPOSITIVE POWER 866,072
	10	SHARED DISPOSITIVE POWER 281,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,610
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.36%
14	TYPE OF REPORTING PERSON (see instructions) IN

EXPLANATORY NOTE

Randall M. Ruhlman (the “Reporting Person”) filed a Schedule 13D relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”), an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143, in March 2004, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008, March 2013, October 2016, December 2016 and September 2022. All previous Schedule 13D filings by the Reporting Person are collectively referred to herein as the “Schedule 13D.”

This Amendment No. 8 to the Schedule 13D (this “Amendment”) amends the Items included below in the Schedule 13D. The Amendment is being filed by the Reporting Person to report the distribution of Common Shares by the Third Restatement of the Barbara P. Ruhlman Trust Agreement dated November 20, 2008 (the “2008 Trust”) and the Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008 (the “2008 IDGT Trust”), respectively, to the Reporting Person for no consideration in accordance with the terms of such trusts. The Reporting Person acted as a co-Business Advisor of the 2008 IDGT Trust and was a beneficiary of each of the 2008 IDGT Trust and the 2008 Trust.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

On August 16, 2023, pursuant to an agreement among the Reporting Person, Robert G. Ruhlman and Katherine Wensink, as trustee of the 2008 Trust, the Reporting Person and Robert G. Ruhlman became co-Business Advisors with respect to the investment and voting of the 604,113 Common Shares held by the 2008 Trust.

Pursuant to the terms of the 2008 Trust, the 2008 Trust distributed all 604,213 of the Common Shares held by it to the beneficiaries of the 2008 Trust, including 302,106 Common Shares to the Reporting Person, for no consideration on August 29, 2024. The Reporting Person no longer has any investment or voting power over the other 302,107 Common Shares previously held by the 2008 Trust, for which he served as co-Business Advisor.

Pursuant to the terms of the 2008 IDGT Trust, the 2008 IDGT Trust distributed all 810,400 of the Common Shares held by it to the beneficiaries of the 2008 IDGT Trust, including 405,200 Common Shares to a trust for the benefit of the Reporting Person and his descendants and of which the Reporting Person is trustee, for no consideration on August 29, 2024. The Reporting Person no longer has any investment or voting power over the other 405,200 Common Shares previously held by the 2008 IDGT Trust, for which he served as co-Business Advisor.

Pursuant to the terms of the trust agreement of the Ethel B. Peterson Trust (the “E.P. Trust”) of which the Reporting Person was a co-Business Advisor with Robert G. Ruhlman and an independent party served as trustee, the E.P. Trust distributed all 200,226 of the Common Shares held by it to (a) a trust for the benefit of Robert G. Ruhlman and his children, of which the Reporting Person and Robert G. Ruhlman serve as co-trustees, and (b) a trust for the benefit of the Reporting Person and his children, of which the Reporting Person and Robert G. Ruhlman serve as co-trustees, for no consideration on December 28, 2022.

Except as otherwise described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Reporting Person beneficially owns 1,147,610 Common Shares, or 23.36% of the Company’s outstanding Common Shares as of July 19, 2024.

(b)	The Reporting Person has sole voting and dispositive power with respect to 866,072 Common Shares.

The Reporting Person has shared voting and dispositive power with respect to 281,538 Common Shares, which includes (i) 146,769 Common Shares held in a trust for the benefit of the Reporting Person and his children and of which the Reporting Person and Robert G. Ruhlman, Executive Chairman of the Company, serve as co-trustees, and (ii) 134,769 Common Shares held in a trust for the benefit of Robert G. Ruhlman and his children and of which the Reporting Person and Robert G. Ruhlman serve as co-trustees.

(c)

On August 29, 2024, the 2008 Trust distributed all 604,113 of the Common Shares held by it to the beneficiaries of the 2008 Trust, including 302,106 Common Shares to the Reporting Person, for no consideration. The Reporting Person no longer has any investment or voting power over the other 302,107 Common Shares previously held by the 2008 Trust, for which he served as co-Business Advisor. Also on August 29, 2024, the 2008 IDGT Trust distributed all 810,400 of the Common Shares held by it to the beneficiaries of the 2008 IDGT Trust, including 405,200 Common Shares to a trust for the benefit of the Reporting Person and his descendants and of which the Reporting Person is trustee, for no consideration. The Reporting Person no longer has any investment or voting power over the other 405,200 Common Shares previously held by the 2008 IDGT Trust, for which he served as co-Business Advisor.

(d)

The Reporting Person, based on his percentage ownership of the Common Shares to which this statement relates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Person holds interests that exceed 5% of the Common Shares.

(e)	Not applicable.

The percentages of Common Shares held set forth herein are based on 4,913,647 Common Shares outstanding as of July 19, 2024. The 2008 Trust, the 2008 IDGT Trust and Katherine Wensink have collectively filed their own Schedule 13D and Robert G. Ruhlman has filed his own Schedule 13D with the Securities and Exchange Commission with respect to their beneficial ownership of the Common Shares held by such trusts reported herein.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2024

By:	/s/ Randall M. Ruhlman
Randall M. Ruhlman